Filed by Sprint Corporation

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Sprint Corporation

Commission File No.: 001-04721

1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25	TRANSCRIPT OF AUDIO RECORDINGS “2018_Special_Edition_Town_Hall_100518”

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REPORTER’S NOTES

Transcriptions are referenced by the name of the audio file provided.

Speaker identifications were obtained from the audio recording and/or from information provided by the client requesting the transcription.

Names may be spelled phonetically.

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MR. CLAURE: All right. (Cheers.) All right. Sit down. All right. (Cheers.) All right, guys. (Cheers and applause.) All right. (Applause.)

Thank you.

Can you guys hear me?

AUDIENCE: Yes.

MR. CLAURE: I want to make sure that we don’t burn this place — place down. (Laughter.)

Well, first of all, I want to tell you, God, I miss you guys even when I’m in Japan. (Cheers and applause.) You know, as I — as I reflect on this, I think I’ve been blessed — my life has been blessed to take me to places that I never dreamed it was possible, and being here on stage with my friends from T-Mobile, that was definitely something that — we never thought it was going to happen. Huh? (Laughter.)

So first say sorry that it has taken us so long to do this. We’ve been busy. John and Mike will brief you on everything we’ve been doing in terms of millions and millions of documents being sent to the FCC, to the DOJ, to all that. And we should have done this a little sooner, but I’m glad we’re here today.

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I’d also want to thank you for your resilience. I mean, God, we’ve put you through a lot these last couple of years. This roller coaster ride — so I want to thank you. And I want to tell you that I’m super proud of every single one of you — the ones here, the ones that are listening to us. It is your hard work, your dedication, your passion that’s allowed us to be here today.

My network team that has allowed us to basically put our network back in the game, my brand team, the marketing team who’s been able to make this brand relevant by bringing the can-you-hear-me-now-dude from Verizon (laughter) — the fact that we’ve gone — we’ve gone from losing millions of customers to actually having record years. And the fact that generally we had delivered on a financial plan that we all signed up in 2014.

So thank you very much for all your hard work and everything you’ve done. (Cheers and applause.)

So when you look in the back, I think the most important word there is “finally.“ Our shareholders of SoftBank and at Deutsche Telekom have tried to — done this a few times. We tried it in 2013; we tried it again in 2017; and it didn’t

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happen. But it wasn’t meant to be. It didn’t feel right. The story wasn’t complete.

So, then, I want to share with you now how in the world we got here. Before I couldn’t do it because, you know, there’s — there’s the DOJ and the FCC. And we had to send the documents, and we couldn’t share. But I’ll share with you a little story of why we made the decision to pursue this.

And it was back in January after a CTIA board that I had and then I started saying, you know, what could a 5G network do? It would bring 100 times faster speeds. It would bring lower latency, hundred times the capacity, and 10X of battery for devices. And then I started thinking; I say why can’t we do this today? And I say the only way we could build the killer 5G network in the US — what if we merge our companies together?

So to be honest, I checked my ego, and let me walk you through — so what happened. So I texted John. (Laughter.) And by the way — by the way, this is not made up. This is — this is from my phone. And now that the DOJ has taken my phones, (laughter) you know, I cannot — well, show it to you.

So John answers right back. “No, John, I

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didn’t drop you off the box. Relax.” (Laughter.) Huh?

And then I give my answer. (Laughter.) Yeah.

And he said, “Yes. Let’s just agree we will meet next week, and we’re going to work on it.” (Laughter.)

So then I said, “Let’s not play any games, and I want to be very honest.” And I told him, “We will be much better as one company.”

Make no mistake. This partnership is so powerful because we at Sprint cannot do it alone, and T-Mobile — they cannot do it alone. So in order for us to win the way we want to be — win is both companies need each other.

And the main reason why we did this is — the compelling story is 5G. And let me tell you why 5G.

So when you look at our spectrum position, I think we have the most amazing mobile 5G spectrum ready. We have an average — more than 200 megahertz of 2.5 gigahertz spectrum. This is spectrum with amazing depth and amazing capacity. However, it’s only great for urban areas. It’s suboptimal, and it’s quite expensive if you

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want to roll it out on a nationwide basis, especially in suburbia or in rural America.

When you look at T-Mobile’s spectrum, on the other hand, they have a spectrum that’s complementary to ours. They have approximately 30 megahertz of 600 megahertz spectrum with nationwide coverage that basically provides the breadth that we would need. And they have a nice amount of millimeter-wave spectrum that works great on very dense urban America.

So when you put them together — it’s when you combine this spectrum that’s going to allow us to have — not — by — by far the best spectrum to build the world’s most advanced 5G network that’s going to serve customers all over America.

And that is the difference. This is what makes us unique. This is what AT&T doesn’t have; this is what Verizon doesn’t have.

So before doing this deal — because this deal is bet-the-company type of deal — I took a long time to study why mergers get done in America, which mergers gets turned away, which ones get approved. So let me walk you through the logic in terms of — we did before we decided to embark on this.

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So the first question we got to ask ourselves is would combining Sprint and T-Mobile benefit the American consumer? And the answer is yes. American consumers are going to benefit from the world’s best network at amazing prices. No doubt.

Secondly, is the combination of this new company going to make the US wireless more competitive? This is very important for the Department of Justice. And the answer is absolutely. This is going to allow us to compete head to head with Verizon and AT&T, all over America, for every type of customers, whether it’s the government customers, whether it’s large or small enterprises, whether it’s consumers, whether it’s postpaid, whether it’s prepaid, whether it’s wholesale. This will allow us to have an amazing product that is going to make this market more competitive.

You’ve seen Verizon already. You know, they put up that fake 5G that basically doesn’t propagate anywhere. Like, John makes fun of them. If you bring your blinds down, 5G won’t work in your house with the new Verizon plan. (Laughter.) And that’s John’s job, not mine. (Laughter.) Okay?

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So is the new combination better for our country? This is a huge deal. And absolutely. The US has enjoyed leadership in 4G that has created over a trillion dollars of economic stimulus to our economy.

The only way the US retains its leadership is by allowing our companies to merge because we are the only ones that can build a true 5G nationwide network.

And I think more importantly, and this is one where John and myself spent a lot of time, is: Is this better for you guys? Is it better for employees? For Sprint employees? For the T-Mobile employees?

And the answer is absolutely. I personally have no doubt it’s better. This is a story about hiring thousands of new employees. It’s been painful to be the CEO of a company for four years that we’ve had to do massive layoffs. We’ve all lived it. And I think all of you deserve a chance to be back at being a company that — growth — that grows and a company that’s going to be hiring new employees all over America.

So finally, on April 27th, after many

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days of negotiations where in many cases we thought this deal was not going to happen, we signed our agreement. And there’s a picture that John sent me, you know, celebrating with a bottle of Prosecco. I like champagne. He likes Prosecco. (Laughter.) So nothing wrong with that. Huh? (Laughter.)

But — but I’ll tell you: What made this moment special wasn’t the picture of champagne — was the text that I got from John that basically says we made this happen. We are a team. We will deliver big time, and we’re all going to do it together — Sprint and T-Mobile employees together.

So let me recap why I’m so excited about this merger and hopefully why all of you are as excited as John, myself, and the entire leadership team of Sprint and T-Mobile. We made a commitment to create something that’s never been created. We’re going to build a network that’s going to allow you to have the best product for you to sell in your stores. We plan to take this network coverage to all over rural America. Today more than half of Americans only have one choice for wireless, broadband, or cable. We’re going to change this —

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if we plan to provide 5G in every single corner of America.

We have made a commitment to lower prices. This is not the way mergers usually go. You know, government is skeptical. And I always say what happens — when the airlines merged, where they told the government that they were going to lower prices and they didn’t; they increased prices.

The difference is when the airlines merged, they basically reduced the number of seats. Therefore, there was more demand than supply and, therefore, they were able to increase the prices.

A network is like a highway. If you look at that, that is a Sprint highway. Once you build it, it doesn’t cost much more to add a new car or to add a new customer. Then, when you look at the T-Mobile network, it’s pretty much the same.

But when you combine our two networks, then you have a magical effect. You have a compounding effect that basically we increase the capacity by seven times by 2024. And it’s pretty simple. When you have so much capacity — when you have a network that has seven times the amount of customers you can bring in, the absolute best way to fill that network is by reducing prices so we can

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bring customers from AT&T, from Verizon, from Comcast, from Charter, from this, from anybody that is selling wireless or wireless broadband. So this is why we’re able to sit and make a hard commitment to everybody that we plan to lower prices.

From a jobs perspective, right, both John and I testified in front of the US Congress, under penalty of perjury (laughter), under oath, that we were committed to adding new jobs to the economy — all sort of jobs.

We’re going to have jobs in engineering, jobs are going to be deploying the network, retail jobs, telesales jobs, Care jobs, all sort of jobs that this company is going to create. So this is one of those rare instances when you have two CEOs from publicly-traded companies who, under oath, make a commitment to create new jobs.

Now, let’s bring this home to Overland Park; to our folks in Reston, Virginia; to our tens of thousands of Care employees and — and retail employees throughout the US. Kansas City is going to be a major place of employment, and it will be one of the two headquarters of the new company.

But more importantly my main ask to John

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when we did this merger was that we are going to choose the best employee for the jobs. T-Mobile employees doesn’t automatically get a job; Sprint employees don’t automatically get a job. We are going to choose who is the best person that is suited to do specific jobs, and that is a big deal. That, to me, was the most important part when doing this merger. The fact that T-Mobile is going to be a larger shareholder — that doesn’t guarantee that all jobs go to T-Mobile.

And the commitment that I have from John that you will be able to tell him today — or ask him — is that every one of the Sprint employees have the exact same chance than a T-Mobile employees of getting those jobs.

So I have no doubt that we are going to form an amazing team together. We have similar cultures. We’re both passionate of our customers. We’re both innovators, and we’re both determined to win. And we both love our customers, and we are committed to creating the world’s best company.

Thank you. (Applause.)

So now I have a message for you. Before I introduce you to John — it’s okay. We got to treat

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him right for the next two hours. (Laughter.) But after that, until our merger gets approved, we got to work harder than ever to take every single T-Mobile customer out there and bring it to a Sprint network. (Cheers and applause.)

Now — now let me tell you about John. You know, I’ve gotten to know him. More importantly, I respect him. I like him a lot. He has become a friend and someone that I’ve even welcomed into my family. (Laughter.)

So, John, please — let me welcome John on stage. Thank you. John? (Applause.) Thank you.

MR. LEGERE: Thank you.

I don’t know, Mar- — I don’t know, Marcelo. To your point, you gave us all those customers. Why do you want to start taking them back now? (Laughter.)

Come on. Just kidding. (Boos.) Come on.

You know what? I — I have to say that’s one of the first times I ever understood 5G. Thank you for that. (Applause.)

I saw — I — my general counsel was going, “Shit. That’s what 5G is.”

Thanks, Marcelo. (Laughter.) Those — those car things were great.

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You know, it is really incredible for me to be standing here with you. It’s also amazing to be here looking at the two logos together. You know, suffice it to say being here today — and by the way, to everybody up in the winter garden room, who I made a few people dress up as me that are standing there — thank you for that.

Reston, Virginia, that always — already thinks we’re going to forget about them. And people around the country, we’re talking to you as well.

This is a — this is a long overdue, but actually early, time to be here. It’s very complicated.

For me, I can’t believe it took this long to come down — to accomplish several things, one of which is just say hello. Who is this guy? Who are these people?

Importantly, as well, to see if everything that Marcelo is saying — they’re both saying? Do we agree?

And then to start a process that, as — as Marcelo said, we are fierce competitors right now. That — by the way, my — our little banter is important because if we weren’t kind of competing with each other, we wouldn’t be playing the game the

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way we’re supposed to be playing.

So, Dave Miller, my general counsel, that was pretty good; right? (Laughter.)

Now, there’s — I do want to start with something that I think I uniquely understand from — from your perspective, and that is to go where Marcelo said and congratulate you on what you’ve been doing.

And not just over the past few years, but right now. We’ve been through a journey at T-Mobile that’s very similar to what — what you’re going through. And, you know, this is — this is double hard right now, which is we’re trying to figure out how to work through the uncertainty that’s caused with customers and with employees while competing feverishly as two very small competitors in a gigantic market.

I think we know a great deal about each other. And I think the way we have worked back and forth is a sign of tremendous mutual respect.

And, frankly, you know, our journey has not been easy. There — there’s so much similarity

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between all of them. Very important to start right in the beginning, though. With all that we’ve done, each of us, we have not laid a glove on AT&T and Verizon. And they are the mother lode of opportunity.

(Laughter.)

You know, we can make fun of them, but making fun of them is really just portraying the opportunity in the eyes of customers.

Now, let me go through a couple of things. This — by the way, this is — Marcelo and I had a few — it’s kind of difficult for Marcelo and I to meet privately. (Laughter.) This was backstage at the McGregor fight in Las Vegas. And bad enough I show up as a walking billboard, which by the way, I only do on days that end in Y. (Laughter.) And — and — and Marcelo comes in — his shoes were half my height. It was (laughter) — and — and, you know, I want to just compare a few things.

Now, when I first came to T-Mobile and stopped — and, you know, I was not as steeped as many. I — I’ve learned so much about your backgrounds. I didn’t have, and I don’t have your

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backgrounds. So, in effect, I learn and lead by listening, listening as much as I can and finding out what customers want and what employees want.

And I spent so much time thinking about what we termed the “Un-carrier.” And I think that’s a piece that’s quite similar to you. We were trying to be different, you know, different than these big, slow moving, you know, arrogant companies that took their customers for granted.

You’ll get a theme. It’s — it’s kind of not going to stop. (Laughter.) And — and so going from there — even in the very beginning, I had in my mind: What could we do together? Way in the beginning. What would happen if you could take the cultures and the capabilities of Sprint and T-Mobile and put them together? So this was always an idea that we had.

You know, one time we were bigger, you were bigger. But — but it was always there, if it was for scale or for whatever, we were kind of always — it made sense — you realize — one thing we’d be fighting — and by the way, I want to let you know — I was telling some of the group. I love a good shot, and I tell you this. Sometimes — that you guys just cleaned my clock, and I would just

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take it and go into my team and say, “You got to admit. That was pretty good.” (Laughter.)

And there were some great things and — and I have tremendous respect to — for everything you did.

Now, Marcelo and I had talked a few times. We tried so many ways, but everything Marcelo showed you was a hundred percent true. And he called in that one more time. You know, it was hard because we’d gone through this many times, and he said, “I think it’s time, and the catalyst is 5G. We should meet.”

Now, I got to tell you. We hadn’t been meeting a lot when I first met. The concept of meeting Marcelo was very foreign to me. You know — so in the beginning, a little bit of my texts were — shit, I’ll text with anybody; let’s see if I can get the guy to tell me anything. (Laughter.) Right?

And — and so he said — you know, then I — talking to — I said — you should meet with Marcelo. A lot of people saying, “You and Marcelo should meet. By the way, you’ll like him.”

And I’m thinking holy shit; that must be a banker. I mean (laughter) — right?

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What do I know about him — the guy — he’s tall, he’s got a billion bucks. What’s not to like? (Laughter.) Right? (Applause.)

So — so — so anyway, I said, “Okay, Marcelo. Let’s meet.”

And I’m thinking, you know, where do you take a guy that’s wealthy? So, you know, he — I’m sure Marcelo had all these fancy-schmancy places that he wanted to go. So what I did — has anybody ever been to Hoboken?

AUDIENCE: Yeah.

MR. LEGERE: Okay. Ever been to Grimaldi’s?

AUDIENCE: Yeah.

MR. LEGERE: So Grimaldi’s is this tiny, almost cash only place, that has three items on the menu. (Laughter.) Right? There’s no reservations. They have a full selection of wine: Red and white. (Laughter.) Right?

So I said, “Yeah, Marcelo. I’ll” — “I’ll” — “I’ll get a reservation. We’ll meet you at this place called Grimaldi. Here’s the” — and so I went early and get — there are these booths, right, which normal human beings can’t fit into (laughter), which means Marcelo is hosed. Right?

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(Laughter.) So — so I got there early, and I not only got a booth, I moved the table all the way to his side. (Laughter.) Right? So that — right? Power mode. This shit happened. I can’t make it up. (Laughter.)

So I went, you know, and I hit a few great red wines. I’m ready to go. And then, you know, the motorcade comes up. You know, Marcelo’s motorcade is sort of like Obama’s used to be. (Laughter.) You know, they come — you know, first comes the lead car, then the fake car (laughter), you know, and then they circle around. (Laughter.)

And then out he comes, and he comes in — and you had to see him get in this booth. (Laughter.) His knees are up to his face. (Laughter.) He’s sitting there — and I have plenty of room. And asked him, “Marcelo, red or white?” (Laughter.)

And that truly was the start. I threw him a few questions of things I knew the answers to, to see if he was going to bullshit me. And I have to tell you: That day in that first hour, I saw somebody that astonished me. I trusted him, which was astonishing to me. I liked him. I really believed what he was saying. We ended up that night

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on the street determined to experience this together, to trust each other, with a group hug on the street.

And Marcelo tells the story often, but it’s true. Here’s him — I’m thinking I like this guy, hugging, holy shit. And I — and I break from him, and I said, “Just one thing, Marcelo. Don’t tell anybody I’m a normal guy. I” — “I’ve worked really hard at this.” So (laughter) — right?

So — so I will tell you, in that time — and so far, I’m very proud to say amongst the things that I’ve attained is somebody that I know will be a close, personal friend for my whole life, and that’s very important. The trust level is fantastic, and that is a big part of what — what we’ve been through.

This last few days here has been really fun to come and see and touch and feel the things he’s been telling me about all the time. And I have to tell you it’s far better than I thought.

So let’s do a couple things. I’m not going to take you through the whole thing. But what I want to do — I want to make sure — and we’re going to get to Q&A. Mike is going to share some things with you. But this transaction that we’re

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going through — I hate to even call it that — this is a big, gigantic deal.

This could be — and I’m not underestimating, you know, a lot of what you’ve done — this could be the biggest thing we’ve all done in our careers. But only probably until we do the next one. It’s — it’s so compelling. And what really gets me crazy is what we can do at the end of creating this.

Very important: We’re not taking Sprint and putting it in T-Mobile or vice versa. We’re creating a new company, and that’s very important. You’re not being asked to join T-Mobile. You’re being asked to join the new T-Mobile, as are the people from T-Mobile.

Now, after an exac- — exhaustive naming contest, we did decide to name the new company T-Mobile. (Laughter.)

And that was purely for cost reasons: so that we could keep the T-shirts, but (laughter) — but couple things about this.

As you know, the world is definitely changing. Convergence is real. Right? It’s happening right around us. People are coming into our industry. 5G is a real thing that’s happening.

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It’s not happening the way Verizon says it’s happening, but it’s a gigantic deal. And you know that what’s going to come out the other end is a gigantic opportunity.

However, let’s be clear: Neither of our companies can meet this opportunity by ourselves. Very, very important. Yes, we both will do something 5G, and the United States will still trail China and South Korea in 5G, unless you figure out what we can do with this broad and deep network.

The competition that we’ve started to bring to AT&T and Verizon, I — I — both of us — by the way, the country loves.

One of the things that we learned walking around Washington is we, jointly, are a national treasure. (Laughter.) People — people don’t just hate Verizon and AT&T. They hate big companies that are unchecked. They like competition. They like what’s coming.

One of the biggest things that we always hear is “What’s going to happen to what you and Sprint do if we let you come together?” And that’s been a very, very part — big part of this. So you

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got 5G, and this supercharging the Un-carrier — as Mike will go through — (unintelligible) take that Un-carrier supercharging as we’re supercharging our thing. This is going to be such a gigantic increase of capacity: Seven or eight times the amount of capacity that we have, which is going to give us tremendous capabilities to price and enter new markets. Big deal. Not just wireless; broadband home video, rural, I mean these things that we’re saying are gigantic and they’re real. Now, the disruption that we will bring together is absolutely stunning.

Now, I’m going to play the tape forward till we get to Q&A, but the biggest thing that’s on my mind that’s concerning me right now is: How do I get all of you and everybody on this call to really believe and understand that this is the end of us making press statements? This is real. This company that we’re going to create, the synergistic benefits, the $40-billion investment — what’s going to come out the other end is real and gigantic, and it can change the nature of competition in the whole world.

And how do we get on with getting everybody engaged? This is a very first small step

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towards that. Right?

Look at the numbers. Okay. Listen. This is going to be — and I can speak prospectively — this is our company. Okay? So think about coming out of what we’ve all been through with T-Mobile and with Sprint, and we come out the other side. This is as announced: $146 billion enterprise value, a company that initially is worth close to 90 billion. Revenues starting 75 to 76 billion. Service revenue of that size, adjusted EBITDA. Customers: 130 million.

Right there sitting between Dumb and Dumber. (Laughter.) Right? Right in the middle. (Laughter.) It’s so beautiful. You just look (applause) — you know, no — no — no longer on customer additions or customer volumes will we be looking up at them the way I look up at Marcelo. (Laughter.) We’ll be looking right over at them.

Very important too: growth company — growth — growing — consistently growing, and we will grow. The company plan will be designed to grow.

Investment — first three years. Think about this, especially the way you’ve been fighting. What if you could change your investment profile for

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the next three years of putting $40 billion into your capabilities? That’s been the hard part. Right? You know, John Saw and those — for us as well. When we got there — for Neville — every day fighting for capital to put into your network. $40 billion — gigantic amounts of investment in the company.

Now, synergies. By the way “synergies” is a scary word for people. In general, in mergers and in things that are done that are just about survival, synergy usually means people losing jobs, supply going down. This is a very, very unique merger. And as Marcelo said, when you raise that little right hand and swear to tell the truth, the whole truth, and nothing but the truth, when you say we’re going to add jobs, we’re going to add jobs.

The synergies here — what are beautiful — is the gigantic portion of these synergies come from networks. Creating and putting together these two networks. That, in and of itself, is gigantic. When we go through a lot of the rest of these, when you see sales and

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marketing — let’s talk about those. This is not necessarily job reduction. Leases, real estate costs. I’ve got — I want — so feel free when we get to this — I want to start to have a conversation about what this means, and it should be extremely exciting. $43 billion of synergies. And if you note, it funds what we’re going to invest in the network. And it happens very quickly, and the network teams have done incredible things trying to put it together.

Now, the scale and financial power — picture us with our attitude and our capability and our fighting spirit with a balance sheet that makes sense. The way the teams are working on this, this will have a profile of debt to EBITDA even in the early years that outstrips anything we could do. And coming out after two to three years, the balance sheet will be in far better shape than any of us could ever have aspired to do.

So you’re sitting here with a weaponry that can really take it to them and a balance sheet that takes care of itself.

Now, before we get too cocky, I made it

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very clear: This is a transaction about No. 4 and No. 3 coming together to create a powerful No. 3. All right? This is — Verizon — three times the market cap of the new company; AT&T three times, eight times the free cash flow.

And guess what? While we weren’t looking, some more obnoxious people came into the wireless industry. (Laughter.) If you thought that AT&T and Verizon were bad — I know some of you did. Who — whoever worked for Comcast? Yeah, could you leave now, please. (Laughter.) Sorry. Right?

This game is changing. The world, by the way, right now is intrigued by the fact that we said at a certain point in our plan early on we’ll have nine and a half million in-home broadband customers.

Pow. I hate them more than AT&T. I hate them more than Verizon. And you can leave the shades up, and you still get coverage. It’s absolutely fantastic. So scale.

Now, important: This is where I can’t — I can’t gain your trust on this all at once. It helps to be here. It helps to be jointly excited about the story.

But I’m telling you: This company needs everybody we have. Right? Now — and it comes in

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all flavors. I got to tell you — I can tell you — I can start by group — Neville, John Saw — the IT groups — right? Cody, Scott. We need more people in each company than we already have. No doubt about it. We need them now. Right?

Is that okay — to talk about that, Dave Miller? You going to throw me out? (Laughter.) Okay. Right?

We have talked very clearly about having Headquarters and Headquarters 2, two headquarters. You know, whatever you want to call them — okay?

By the way, Amazon — their speaking about Headquarters 2 has certainly captured the attention of many. Why is it so confusing that a company that’s going to be our size, that has our growth, who can’t fit into our buildings in Seattle, needs a Headquarters 2 in a market that has tremendous talent, real estate capability, and people that we need to run the business? Okay. Absolutely need it.

Now, by the way, that doesn’t just go over here. That goes for why we need the capabilities in Reston. We need both organizations.

It’s not that easy to map. I need your help. We need to understand how to do it. We need

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to figure out on the leadership of the company where do we place the full leadership team? Not everybody should be in one place. There should be separate components. There should be centers of excellence in each part. Who goes where? We should figure out how to use the skills and capabilities of everybody here.

And we need to understand very clearly: What do people want? Right? You want to come? We need you — in — be incented. Let’s get a job; you want to do something different.

Secondly, you don’t want — but you want to run through the finish line. You started it; you want to finish. We like that too. You do these kind of functions, I don’t give a shit where you think you’re going. We need you for two years minimum, and here’s a large bag of dough. Stay. (Cheers and applause.) All right? All right? (Applause.) Okay?

But — but we’re behind. Not behind. It’s October. Okay? But this thing is coming very quickly. I need you. Right?

By the way, I have to go have this same conversation with all of T-Mobile. Yesterday morning or whenever it was when I was pulling in and

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I got out of the car and I stood next to the Sprint sign and said, “Hey, I’m here in Sprint,” I got tens of messages — tens and tens from T-Mobile employees: “Dude, what are you doing talking to them? You didn’t talk to us.”

And I think, good, it’s like children. Okay. I like — I like you better until tomorrow. I like you. (Laughter.) Okay.

So this is a complicated discussion, one that I know we’ll have in Q&A.

Now, this is why I’m so optimistic. Right? You notice one of the things that Marcelo and I did the day after the transaction was announced — we flew to Washington. Not in my top five favorite cities. It’s actually not in my top ten on the East Coast. (Laughter.)

I did wear the same attire in the Senate. You got to give me credit for that. (Laughter.) I could be the first person in the history of the Senate to testify in sneakers and a T-shirt, and that includes Bono. (Laughter.) Yeah. Okay. (Applause.)

So here’s the — here’s — here’s this. So the first thing we did was fly down. We told the FCC and the DOJ and all the agencies: We want to

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make a commitment to you. We’re going to participate quietly, focused, completely. We’re not going to play a media game. It’s going to be private. We’re all in.

By the way, think — the way AT&T did their transaction was horrific. Certainly my going in behavior would have suggested that it would not be a great private conversation. If you notice, we have been, and we have been very focused and very diligent.

I’ll let you know that we are a couple of weeks away from the record being complete. And this is a gigantic task. The FCC public interest statement — gigantic The replies from the opposition, our replies, the shot clock that was stopped. And the reason the shot clock was stopped is we gave them modeling that was so detailed and gigantic and compelling that they got it, and they said, “Holy shit. I need some more time to look at this.” Okay.

There’s two parts of that statement that you should understand. One, holy shit (laughter), which means we have very compelling information. And, two, so I can look at it. Okay?

And that should be interpreted the way it

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is. They’re looking at it. That’s new. Right?

So that process is running its course. We now have a small extension for the opposition filings — goes out. The shot clock will start again.

The Department of Justice — anybody ever been to the Department of Justice? This is designed to scare you. (Laughter.) You know, you ever been to a Tiffany’s in New York where the — the doors are the same height as this ceiling? You know, like who opens a door like that? (Laughter.) You — you go in, and it’s the most gigantic building in the world, and the entire organization looks like Clark Kent. (Laughter.) Right?

It’s sort of like Jan (laughter) — lower — a little younger, a little — a little younger.

Okay. So the DOJ — you ready? The DOJ second request we filed on October 1st: 4 million documents, 25 million pages, including the text of me and Marcelo ticking the champagne.

So the — the record will be complete and now it will be time for depositions and focusing on what we we’ve got to do. That’s a big deal. I am extremely optimistic about it.

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And I can say this because it’s personal opinion. That’s all it is. This deal is going to get done.

So we’ve got to be ready. So in the same realm that Marcelo said everything he said, we could wake up some month in the early part of next year and then they say, “Okay,” and we need to be ready.

I will tell you that our teams at multiple levels spent the last two or three days together, and I am so excited and relieved with what I saw. I started to meet the talent. I’m amazed at what there is. I tried to hire everybody on the spot.

But our teams are working together, understanding: How do you integrate and really disrupt things with this capability? And so now I can see what’s going to happen when the new T-Mobile, with all of you in it, comes out of the gates, and it’s going to be extremely exciting.

So let me do this. I’m going to ask my son, Mike Sievert, to (laughter) — Mike — I’ll just let you know. If you haven’t met Mike, Mike will be the president of the new T-Mobile. He’s the president of T-Mobile now. He is — been the — the

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brainchild of everything we’ve done.

My leadership team has been together — you know, very, very smart people. But Mike is clearly, no doubt — you can try — the smartest person in my company by a mile. And he is a big, big driver. And the detail with which he’s already understood where we’re going to go together and the respect that he has — so I’m going to have Mike talk to you about what it is we’re creating.

And then get your best questions out. I may even pass out some cash right here in the room. Mike? (Applause.)

MR. SIEVERT: Good morning, everybody. How you doing? (Applause.)

Well, before we — before we take it to questions, I just want to summarize a few of the key takeaways that I got from Marcelo’s and John’s remarks.

And before I do that, I just want to say how nice it is to be back. I don’t know if you guys know, but I’ve got some shared DNA with Sprint myself.

I worked for several years at Clearwire when we were controlled by Sprint. I sat next door — John Saw and I sat next to each other for

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years while we plotted the future of 4G. And for a while there, we were pretty sure it was WiMAX. And then, you know, (laughter) — and — and then we quickly said, “No. It’s LTE.”

And — but we knew what we had with that spectrum and that potential, and it was a lot of fun. It was a small entrepreneurial company.

Dow Draper was one of the top executives on my team, and we got to know each other and worked together for years. And, you know, then, like now, he was busy taking credit for the work of Angela Rittgers, who (laughter) — and, you know, which was great. And — and we used to come here for board meetings. So it’s great for me to be back in the — on the campus again and thinking about what we can create in this new company.

And — and one thing I hope you take away from what Marcelo and John talked about is that this is not taking Sprint plus T-Mobile and adding it up and saying there you go. That’s not what this is about. This is about a completely new capability and a completely new company that we can create together. We can plunge into new markets in this rapidly converging industry.

And it is changing so fast. And I’ll tell

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you what: It needs a company like what we can create to fix it. We can create a company that puts customers first, that treats them right, that invests in them. And it’s just so exciting to think about what could be behind this company and what we can create together. And it’s nothing like taking the two and just adding them up because the world is changing.

And I know we can do it because of the shared DNA that John and Marcelo talked about. Look, we have so much in common between Sprint and T-Mobile, including the fact that we’ve been through some tough times, both companies, you know. And we have teams of people, therefore, that are fierce and tenacious and who never give up, who know how to look up at the big guys, just with no fear, and say we’re going to take you on, we’re going to take you down, we’re going to figure out how to put customers first in an industry that’s abused them for so long. And that’s just such a great thing.

On the other hand, despite all of that tenacity and that competitiveness, we know we’ve been fighting with one arm behind our back. Both companies have because this industry has always made people choose. It’s always made people pick

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between: Do you want the best deal or do you want the best network. Do you want to be treated fairly and get a good value? Or do you want the best product? That’s bullshit.

What this new company is about is about telling the world’s businesses and consumers you can have both. That’s what it’s about. And the root of it — what’s going to make that possible is the 5G network that Marcelo talked about.

And by the way, one of the critiques that we get is — hang on — isn’t Sprint doing 5G anyway? Isn’t T-Mobile committed to 5G anyway? Of course, we are. What T-Mobile has is — as Marcelo said, we have lowband spectrum that will allow us to take a version of 5G nationwide. Sprint has its two and a half gigahertz spectrum that — where we can do it — where Sprint can do it, it’s — it’s deep and has capabilities.

But what happens when you put them together is the only one in the next few years that can create a broad and deep 5G capability. That’s totally game changing.

Eight times — that was said a couple of times, but I want you to get your head around it. You can take everything that Sprint has in capacity

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today and add it to everything that T-Mobile has in capacity today, take the total and multiply it by eight. That’s the capacity that we will have in this network as it’s been designed by John Saw and Neville Ray and their teams. It’s unbelievable.

And I’ll tell you: It’s not a vision; it’s not a dream; it’s not an aspiration. It’s a plan. This is what we will build together in the new T-Mobile.

You know, we live in a digital world today. We rely on our phones and all the devices that will soon surround our phones. And we experience speeds today that are pretty good: 32 megabits per second on average. Not bad. That’s the average Speedtest.net speeds that our capabilities today can create.

Take that and imagine a world where that speed and capability isn’t 32 on average; it’s 450 megabits per second. That’s our plan, because as Marcelo showed us with the highway slide, when you put together the synergistic assets of these companies and you put the network ingenuity behind it, what — what happens is magic. It’s why we kept over and over and over again trying to make this new company a reality. Because we knew what the two

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companies had fit together like a glove.

Now, when we were planning 4G years ago, we could have never conceived what would happen in today’s digital economy. We could have never known. We actually thought 4G would be about faster loading webpages on your laptop or pictures showing up on your phone faster. We couldn’t conceive of the magic that would unfold.

What we got instead was Uber and Snapchat and Instagram and Facebook completely repivoting their strategy and becoming the world leader. Google repivoting their strategy. Apple and Amazon becoming the world’s first trillion dollar companies. That’s what happened with 4G.

And here we sit on the doorstep of 5G. Similarly not able to imagine exactly what will happen. But we know that it won’t happen for American consumers the way it could unless these companies come together and create this network. And that’s what gets me so excited. It’s the art of the possible.

And, you know, it’s — this — this issue about how it will result in competition is — was at the beginning, when we first announced this deal, broadly misunderstood. I think what’s happening is

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the world is starting to understand now that when you remove a competitor, you don’t reduce competition. Not in a deal like this. Because as Marcelo said, this actually adds capacity to the industry, wherein most mergers, when you remove a competitor, you take capacity from an industry.

And that’s why this combination will make so much sense for consumers because it gives this company the incentive to finally give American businesses and consumers both: lower prices, better value — because we have the capacity to offer it and a network experience that we’re not apologizing for. It’s not second to none. It’s not almost as good as Verizon. It’s the best in the world. Does that sound okay? (Applause.)

So what’s cool about this is that — is that there’s so much we can do once we’ve done that. You know, enterprise, business is a huge opportunity. Does anybody here work in the business sector? (Applause.) I see Jan here in the front row. Look, we look up at these big guys and — and this is a huge opportunity to create the leading enterprise player in this rapidly converged market. We’re going to invest right from day one to create real leadership in the business and enterprise

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space. It’s a big priority of the new company.

IoT — we can begin to dream about 5G a little bit, and one of the things we dream about is IoT, the Internet of Things, and what’s possible in 5G. That’s an exciting opportunity.

Marcelo mentioned rural. Neither of our companies has been able to get after rural markets the way we know we need to. This is an area that there’s not enough competition. This company can really make a difference.

We can go faster in video.

And one I’m very excited about is broadband. You know, this is — this is the definition of an uncompetitive market. You know, half of Americans have no choice when it comes to their broadband, and the companies act like it.

79 percent of Americans have no choice for really high-speed broadband. These are the most arrogant companies because they believe they have their customers locked. And we’re going to bring real, meaningful competition to broadband with this network. And not just in some parts of some towns, corners of Indianapolis and things like that, like

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the other guys — 30 million pops maybe. We’re going to bring it everywhere.

So that’s what this company is all about. I can’t wait to get started.

Before we have an open discussion with you, I want to invite John for one final word, and then we’ll have an open discussion. Okay. Good. (Applause.)

MR. LEGERE: All right. Very good. (Applause.)

Okay. So why don’t we — why don’t we start getting ready for Q&A.

I — I think — what — what I want to do is just take a quick look at what it is that we just said. And I really want, in Q&A, to debate with you whether it’s real, whether it’s true. What are the things that you see that makes sense or don’t make sense.

But this is about — very clearly, no doubt about it — being number one in wireless and leading the nation to a 5G that it can’t otherwise get. Right?

So No. 1, no doubt, there they are: Dumb, Dumber, staring up at us, having strategic sections, not knowing what to do. We’re No. 1 and going away

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as a growth company with a 5G capability that this nation needs. Okay?

A real competitor, real choice for rural America. The statistics about what rural America will get — and by the way, when we become the fourth biggest ISP and growing, 25 percent of our customers of home broadband will be in rural America, and this is a gigantic deal.

A real and growing third competitor in the enterprise space, which is a lot of things we’re going to have to do to get there, but a real one.

A real player in broadband. And talk about an opportunity that is gigantic Right?

How about innovative media and entertainment? And then go on to enabling entrepreneurs and innovators in the future of IoT services.

And I won’t even start to open the door to think of the things that when Marcelo is not here, that he’s off doing, involve, then, the biggest investment of capabilities that require the kind of capabilities that we’re going to have.

So we already have on our board a group of people that are begging and praying for somebody to create this enabler that we have. And that

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synergistic opportunity around IoT and around what’s going to happen around a 5G network are big.

Now, the little segue: I told you I’m confident. Here’s what you have to just take away, though. I believe that the more that the regulators see why this is fantastic for customers, for shareholders, for employees for the country, what it’s going to bring to competition, that they will — and they haven’t yet — that they will decide that this is in the best interest of the United States and should be going forward.

Till then, we have to continue quietly and focused working with all the government agencies, and, God, there’s a lot of them. (Laughter.) But we’re doing it diligently.

And I want to let you know — and your team has been part — part of why we’re having this conversation now and not several months ago is the amount of things that have been done are incredible. And I can only tell you that from the day we announced the first story, it’s getting better and better, and the economists and the modeling are strong and strong. And I’m so proud already. Get ready.

Now, we will — tomorrow, maybe this

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afternoon — go back to clobbering each other over the head. I look forward to that. In fact, I’ve got a few tweets set up right this afternoon (laughter) that I might — I might throw.

But I think — you know, hopefully we’ve had a chance to get to know each other. Now, I think if we can, it’s a good time to just open up. I don’t know what the vehicles we have for Q&A are. But let’s have a conversation.

And trust me, outside of the fact that I know this will all be on FierceWireless and five other periodicals in a half an hour, you know, I’m going to be as open and honest and candid as we can and just start having a conversation with you about it.

So, Marcelo and Michel, Mike, John?

So how are we — oh, here we go. Oh, hey, by the way, I already had my first question. And this — this — this is a great sign for this company because I do in — in T- — oh, I want that one, yeah. (Laughter.) In — at — at T-Mobile, which I know I’ve been watching Marcelo do — every single — every single conversation I have, I have with all employees in the world with interactive ability to ask questions. And you get them all.

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Right? And the sign of a healthy dialogue is some of the most bizarre questions you could ever get. That’s fantastic.

While — while I was sitting down there, I got the first one and I’m very proud of you for this. Some — somebody — what was his name? Don’t — I won’t use his name. (Laughter.)

He said, “John, I’ve got a question, if you want to get along. Two years ago, you blocked me on Twitter because I said you had bad hair. Can you add me again?” (Laughter and applause.)

And I would like you to know, I added him, and we’re now friends. (Laughter.)

MR. CLAURE: I will read another question. It says, “Can John unblock me from Twitter? D’Andre Jackson.”

MR. LEGERE: That’s him.

MR. CLAURE: That’s him. There you go.

MR. LEGERE: That’s him. (Laughter.) Dan, I give you 24 hours. (Laughter.) You better have some nice things to say about my lovely mane (laughter) or you’re out. (Laughter.)

Scroll back to the type — so — so I guess — I don’t know if everybody knows it, but send a text to 313131 or type 5G4ALL — type 5G4ALL

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followed by a space, type your question, including your name and location, hit send, and I’ll —

MR. SIEVERT: I don’t think we have to tell a wireless company to hit send (Laughter.) It’s cool. It’s cool. They know that. It’s cool.

MR. LEGERE: And by the way, can we take live questions in here as well?

MR. CLAURE: Yep.

SPEAKER: Yeah. There are three ways you can ask questions today.

MR. LEGERE: Ooh. (Laughter.)

SPEAKER: Besides the texting that you talked about, you can also go online or as a member of the auditorium audience. So if you’re watching on PixelFlix, select the Q&A tab to the right of the video. And if you’re in the auditorium, raise your hand for a microphone and please stand before you begin speaking.

MR. LEGERE: I’m always happy when I hear voices and other people hear them as well. (Laughter.) You know, when — when your behavior is like mine, sometimes I really think the Lord is speaking to me. (Laughter.) And I very quickly apologize for everything I’ve done. But then I realize it was just an announcement. (Laughter.)

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SPEAKER: Okay.

SPEAKER: You want to start?

MR. CLAURE: You want to start with the audience?

MR. LEGERE: Yes.

SPEAKER: Hi. Sarah Dider in talent acquisition. I’m going to make this one easy for you. How do you pronounce your last name?

MR. LEGERE: Claure. (Applause.)

MR. CLAURE: Legere.

SPEAKER: Actually it’s — the actual pronunciation, if you — or around the world, is Legere. So, like, if you get a — if you get a light beer in Canada, it would be like Molson Legere.

But my family has always used it Leger, you know, like — which is kind of, I think, because if your name is Legere in the United States, Americans don’t know how to spell things like that. (Laughter.)

So you spend your whole life — you say, “What’s your name?”

“Legere.”

And they go, “L-e-d-j-e-r?”

And, you know, eventually you just say,

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“Yeah, sure. Whatever you want to call me is” (laughter) — it’s — Legere.

SPEAKER: Well, thank you.

MR. LEGERE: That’s it?

SPEAKER: That’s it. (Laughter.)

MR. LEGERE: Yeah, hey, that’s great. We’re moving now. You and me. (Laughter.) Yeah.

MR. CLAURE: Yeah.

MR. LEGERE: Thank you for that.

MR. CLAURE: We’ll go one — right there.

MR. LEGERE: Was this for me to hand to people or —

MR. CLAURE: Where are the microphones? (Unintelligible) throw away? Here we are. All right — I got it, John. John.

MR. LEGERE: Oh —

MR. CLAURE: Yeah, here are the — (laughter).

MR. LEGERE: Oh, I’m not going to — come on, dude. Use this one. (Laughter.) There you go. That’s pretty good. That could have gone wrong in any number of ways. (Laughter.)

SPEAKER: Mike Edwards in TO. Anyways, real fast, what do you see as the biggest DOJ issue? Other than perhaps prepaid, what’s the other thing

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that we need to, as employees, kind of be focused on and — and zero in on to explain to friends, families, customers what the biggest issues are?

MR. LEGERE: Listen, I’ll start. And, you know, we probably won’t go too far on this. And actually you had a — do these not work anymore?

SPEAKER: We lost you. So use the mic.

MR. LEGERE: Oh, yeah. It’s — it’s kind of fascinating. It’s really high-tech. You have to put this in. (Laughter.) Okay. Am I on? No, it didn’t work. Yes? No? It worked. Jesus Christ. (Laughter.) Okay.

So — by the way, in your question was an assumption that I wouldn’t go to. You know, it was like in addition to the prepaid market. You know, we’ve been very clear so far that we believe that the company, as designed, is the way that this transaction should be viewed and — with staying, you know, all the way through it.

The Department of Justice, as you know, is — again, 25 million pages worth of information, tremendous modeling. And they’re going to be looking at what’s the real impact, you know, on capacity, on pricing. Can you prove what’s going to happen associated with this?

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And those are the pieces that we feel very comfortable about. From a — from an employee standpoint, I don’t think there’s anything we need people to do. You know, it — what we need to do is — should sound easy. We need to compete every day. We need to make sure our people, our stores aren’t saying, “Hey, dude, maybe we should start talking.”

You know, we — no. We’re going to compete very hard. The information is in. On October 16th, we’ll get the deposition list. There will be depositions now at the Department of Justice. Hopefully, Marcelo will get three days, which would be very entertaining for me. And — and then from there, but I don’t know. Do you not want us to talk about that, Dave, or —

MR. SIEVERT: It’s all about competition. You know, they — they need to understand that this combination will actually enhance competition, not reduce it.

And, you know, the other agencies all have their own interest. The FCC looks at the broad public interest. Is this good for America? So they’re interested in, you know, everything from the economy, jobs, you know, how — how is it going to

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affect the overall picture?

But DOJ is very narrowly focused on: Is this going to be good for consumers, good for competition, or not? And, you know, we — you know, as John said, we — we presented what — what we believe is a very compelling case on that. The latest filing had a — had a broad econometric analysis with outside economists that spent months studying this. And it’s — was a giant body of work that we landed on the FCC and DOJ. It’s one of the reasons, as John said, that they stopped the clock to take a look at it, which, again, we viewed as a good sign, because they could have just said, “You know what? We’ve kind of” — you know, “It’s a — “It’s a no on the way in.”

And so we’re — we’re really gratified that the government is taking a hard look at this, and we’ve had a chance to meet —

MR. LEGERE: So —

MR. SIEVERT: — with every single group.

MR. LEGERE: — Neville will be there this week for — yeah, Neville Ray — stand up, Neville. Stand up, Neville. Neville — Neville Ray, CTO. (Applause.) So Neville will do half-day sessions with the FCC and DOJ this week on all of the

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modeling.

And you know what the FCC want — DOJ wants to see? Exactly what we said. If you’ve said you can increase capacity, increase speed, the ability to lower prices, prove it and show me the declarations by the people.

MR. LEGERE: You want to go on here for

a —

MR. SIEVERT: Yeah.

MR. CLAURE: Good.

MR. LEGERE: — for a second?

Pick one, Mike.

MR. SIEVERT: Well, there was one a minute ago I — I was intrigued by, which is how — when we — when you combine with T-Mobile and Sprint to create a much larger company, how do you know the new company doesn’t become arrogant like the Verizons that we like to make fun of?

You know (laughter) —

MR. LEGERE: I wasn’t listening. You want to pick one, dude?

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MR. CLAURE: I did, yeah. (Laughter.)

MR. LEGERE: You did? I — I didn’t hear the question. Say it again.

MR. SIEVERT: It was — it was when the — when the — when T-Mobile and Sprint combine to create a much larger company, how do we know the new resulting company isn’t just as arrogant as the Verizon we love to make fun of?

MR. LEGERE: It’s not possible. I mean, there is — remember the heritage of Verizon — okay? The heritage of these wireless carriers was to do as little as possible and to harvest what they can from customers while they invest those grossly high margins in other businesses. Right?

So remember what we’ve all been through. Come on. We can’t forget because they’ll bring it back if we don’t — let them.

Contracts. Remember? You know, selling devices and subsidizing them and, you know, gouging you over years until you could still understand — don’t understand what’s going on. You know, international data roaming, on and on and on. We’re dragging them, kicking and screaming. That’s arrogance.

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Right now, the arrogant factor has moved with Verizon to 5G. Why? Because we’ve removed the brand that they thought they had, which is we’re the only company that has breadth and reach, and you’re going to stay with us even if our prices are horrible and we don’t like you because nobody else has that breadth and reach. Okay?

And this isn’t like toot each other’s horns, we’ve been doing great things. But now, you know, we’ve got alone, before we play this game together, a faster network than they do and reach that’s the same. Game is up.

What are they trying to do? They’re trying to brand 5G as something only they can do. That’s arrogance again.

So I think, Mike, that’s — that’s a big question. Arrogance doesn’t come just with size. Right? Which I’ve tried to show as a small player (laughter) by the way. So I — I think that’s the least of our — least of our issues.

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MR. CLAURE: You know, how does one prove themselves to be the best of the best in order to work for the new T-Mobile? And I think that’s a question that a lot of people are — I believe on site, in terms of, you know, am I one of them? And how can I prove myself?

MR. LEGERE: You want to start, Mike, and we’ll go —

MR. SIEVERT: Well, I’d say — you know, one — I’d just open it up by saying the premise that — it’s — it’s — you’ve got to prove yourself as the best of the best is probably a flawed premise. I mean, look, we’re going to create a team here that — if you look at the overall jobs picture of this company, we need the team. We need the team from Sprint, and we need the team from T-Mobile. And, of course, there’s going to be some questions around, hey, you know, certain key management positions — do we need to convince somebody to look a different direction and take on a different

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opportunity because one person got — got a particular job?

There’s going to be questions like that. But this is a — this is a company that, overall, while the jobs may change, needs more employees — a lot more employees — than Sprint and T-Mobile combined. And we — we need more employees in day one and every single year thereafter as the — as — in terms of how we’ve planned this company.

So it’s not — it’s not a food fight of, you know, look, it’s two going to one. That’s — that’s not how this is going to be tackled. And I think that’s a bit of a misunderstanding so far.

MR. LEGERE: Let — just let’s — just for — is it — I’m working now? No? Okay.

Just for us and everybody on here — because we’re not going to solve this today. I want to make sure you don’t take this as a talking point. Okay? Because we — we’ve said — about this — so let’s just take the talking point and then let’s deal with reality and how we’re going to go through it.

We’ve said it from day one: There will be more jobs on day one and every day thereafter than both companies. And by the way, that’s assuming

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that both companies are successful with the plans that they had laid out. Right? So it could be even more than what would ultimately happen.

Two is those come in different varieties, but year one, you can expect 3,000 more jobs. Right? By 2024, 11, 000 more jobs. We need at least 5,000 new Care positions. We’re going to build new retail stores. Okay? A lot of network investment in jobs. New businesses that we’re entering into that we don’t have the talent or capability from.

Now, I’m not ducking the point that there is, right now, until we figure out exactly how to map it, there’s two headquarters. And there definitely are two of some things. There may not be two of everybody that wants to be here and do things. We’ve got to map that.

But we know we need the talent and capability. We know we’ve got available space and opportunity here to build new things. So we’re working on: What are those?

Also we know that there will be retail consolidation. No one is hiding from that.

Now, what you can’t think of is, yes, does that mean — Senator Blumenthal asked me this, you

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know, the first time. If I go down the street and I’m in Connecticut, and I’ve got this store and this store, are you closing one of them?

We don’t know the answer. We know there will be less stores. You’re going to go through a process and look at retail stores.

Then what happens? You maximize where you are. But store jobs are a function of your share of gross add aspirations and your foot traffic. Right?

So if you have an area where stores are competing and there’s a lot of traffic, and you create one bigger one out of the two of them, it doesn’t necessarily mean you need fewer people. We don’t know the answer to that.

And by the way, the synergy there is, amongst other things, lease abandonment on some of these stores.

So we have to go through it. That’s — there will be less postpaid retail stores. We don’t know about the jobs. We have to map those through.

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Right?

And then here, this is unfinished business, but I’m very optimistic about it. I see the resumes and the talent here. We’ve just got to get to work in figuring out who wants to be where, understanding what we’re going to do, lay some flag-waving functions in both place — and build some capabilities and centers and map as much as we can.

So those are the honest — you know, if you want to pick — I can go through — when you map these out, yes, there’s pluses and there are minuses. But it’s more jobs, and there is some consolidation.

Does that makes sense? Okay. All right. You got over there.

SPEAKER: My name is Jason Septic I’m a financial analyst with corporate financial planning and — and analysis. I’ve been here for two years.

Having lived in Washington for four years, I understand the

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significantly — significantly higher cost of living in the Bellevue/Seattle area. (Laughter and applause.)

Thank you. Thank you. That will go to Harvesters. (Applause.)

So understanding the significant — significantly higher cost of living in the Bellevue/Seattle area, where the — will there be appropriate cost-of-living adjustments for people who are moving from the Kansas City area, possibly?

MR. SIEVERT: Yes. But I don’t know how much of that will go on. Because this, you know, as John very clearly said, we’re really excited about the potential here. And that’s something that I know you — you need to hear more than words from us on.

But, look, this is a place where there’s so much potential. It’s a place that I know we can attract talent, and the cost of living is an advantage. The talent pools are an advantage. And as John said, look, there’s going to be pluses and minuses and then new things.

We’re actively talking — the four of us and our teams — about what could we build here in addition to what’s here already? And create new

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centers of employment that maybe we — we re-map ourselves into or maybe we attract new people to.

So there’s probably a lot more of that than people saying, “Hey, I need you to come to Bellevue.”

I’ll — I’ll tell you one thing. Our — our Bellevue offices — and one of the many reasons we’re excited about this campus — our Bellevue offices are full, completely full. Even if we didn’t do the new T-Mobile, we were going to be looking for a new place to expand and suddenly you have this amazing talent pool of incredible people in an incredible facility. So it’s — that’s how we’re viewing it.

MR. LEGERE: The cost of living — these are things that we can handle. Think about philosophically — what we’re going to try to do with our customers. Right? Our customers are all going to get the same or better offerings, service, and capabilities than they had before day one. It’s a premise. There’s no — we’re going to make sure that they get enhanced capabilities, and what — that’s going to be part of the transition.

For employees, I — I — I have to tell you: I definitely have a lot of people in Bellevue

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that would love to move to Kansas City. Right? And I’m sure there’s vice versa and there will — of course, there’s an ability to do that, and we should figure out that.

I’m one of them that would love to live here instead of Bellevue. It rains every day. (Applause.)

MR. CLAURE: It’s true.

MR. LEGERE: So ...

MR. CLAURE: I’ve been looking to sell my house, John, so (laughter and applause) we can — yeah, just saying.

MR. LEGERE: Will the — will the seven domestic helpers come with it? Or just the (laughter) — Sorry. Okay.

Hey, I like this — I like this one. Okay? My choice.

To Michel Combes: How do you feel about Legere and what is your message to employees? (Laughter.)

MR. COMBES: First, I have to say that I don’t know how to pronounce it because in French — in French it should be Lege, not Legere. So that’s just a pronunciation piece.

Second, I guess, that I love the two days

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that we’ve just been together. I think it was extremely exciting, enthusiastic. And I think all of us — we really share the vision, which has been displayed by John, by Mike, and by Marcelo.

And also the last comment that John has made, which is just to say, well let’s don’t forget that for the next six months, we have to fight against those guys. So I really expect all of you to remain extremely focused on the fight against T-Mobile and to show that we are the best. Yeah? (Applause.)

MR. LEGERE: No. Come here. So there are — no — there are tons of — of network and integration questions, clearly, of stuff that you and John are working diligently on. There was one here —

SPEAKER: 64.

MR. LEGERE: 64 — how soon will new T-Mobile turn off CDMA and EVDO? And I — you know, rather than just go to that one, I — I think some of the concept of what we’re doing with network immediately would be helpful. You can pick and choose. There’s, like, a thousand questions on —

SPEAKER: 64 also.

MR. RAY: Yeah, yeah. Well, John should

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come up too. Let’s recognize some — some Sprint heroes in the room. Come on, John. (Applause.)

SPEAKER: Yeah. (Applause.)

MR. LEGERE: John, come over here. (Applause.)

MR. RAY: We’re engineers. We don’t need to sit down. (Laughter.)

MR. LEGERE: There you go — you go.

MR. RAY: So there’s a bunch of questions. You can pick one.

Just some — just some comments off the top from me. So hopefully you guys understand what this combination of these two great businesses can do and specifically the combination of these two networks. John and I could fight away, doing what we’re doing. We could all fight away — trying to do what we’re doing on our own. We can never win. Right? That’s physics. AT&T and Verizon are too big; their balance sheets are too strong. (Applause.)

There we go. They’re branding John. (Applause.)

I tell you what — six years with John, I never got one of those jackets. (Laughter.)

So the — the thing that really excites me

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and hopefully it excites you, and I don’t want to run over what John, Marcelo, and — and Mike said. But the combination, the network that we can build here over the next couple of years — and, yes, we need everybody in the fricking boat. Right?

John and I have a massive amount of work to lead to put these two networks and the technology teams together. Everybody in the boat — we do that well. We create a network that Verizon and AT&T cannot compete with.

Can you guys imagine that? I’ve been doing this almost 25 years in the US. This is the first time in my career where I can say I can see clearly a line of sight to a network opportunity that Verizon and AT&T just cannot simply match. (Applause.) Right?

So — and I want you to know that we didn’t make this shit up. Okay? (Laughter.) We’re going in, we’re going through details of everything we’ve been working on. We’ve been working on this together one way or another for several years. Right?

But this last go around, six months — we have put our network plan together, it’s backed by

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an incredible financial plan. $40 billion of investment, guys, over the next two to three years coming into this company, most of it going into network.

I never dreamed in my career I’d stand on a stage somewhere and talk about those types of opportunities and those types of numbers. But they’re real. We’ve got the backing. We’ve sold it to Wall Street; we’ve got the financial analysts. Everybody believes in this combination and the story that can come out of that and the synergies that come off this network. Ultimately we’re going to put two sets of customers on one set of fixed assets and out of that, we can save about $4 billion a year — $4 billion a year. Right? We’ve all worked cost cutting, but $4 billion a year on network savings. Imagine. Right?

So there’s so much happening. The thing is more exciting than anything I’ve seen in my career.

And now I might answer one of the questions on the page here. What’s going to happen with CDMA and EVDO? Well, we’re going to manage that to its natural end. (Laughter.) Right? So John can pick this up. You guys are now launching

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VoLTE services. Right?

SPEAKER: Yep.

MR. RAY: CDMA is a great voice technology. There’s a lot of pride in the room, pride around the industry, but it’s coming to its end of life. We just have to accept that. Voice over LTE is the future. You guys are launching. We’ve already launched. We need to get our customers off of the CDMA technology, and we will do that over a two-to-three-year time frame. That’s pretty close to, I think, if any of the engineers in the room from Sprint — if you ask them when that would end, they would say pretty much the same thing.

So we’re going to very carefully migrate our customers onto a combined LTE VoLTE network. We’re going to be building 5G on top of that and then giving them this breadth and depth of performance and capability that nobody has ever seen in the US before and around the world at this point in time. That’s — that’s the opportunity.

So, John, you want to pick something up here?

MR. CLAURE: Before that, we have a really important one that —

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MR. LEGERE: No. Let — let him answer 67.

MR. CLAURE: Yeah. So, John — so — so I’ll — I’ll read 67, and this is the most important question so far. It says Chiefs will play Seattle this year. Who wins? (Cheers and applause.)

MR. SAW: I have to answer that? 63?

MR. RAY: 63.

MR. LEGERE: I’ve been a Giants fan for years. So (laughter) I’m —

MR. SAW: I’ll answer 67 quickly, and then I’ll pick 63.

I think it’s going to end up in a tie. I don’t know. (Laughter.) But — but, you know, the Seahawks are not as strong this year as they — as they used to be, and this year the Chiefs are four and O. (Laughter.) Chiefs are four and O so — so (laughter) my money is probably going on the Chiefs.

Let me take question 63. This — this is good. Okay. I’m getting — collect money. (Laughter.)

MR. RAY: Here, I’ll put it in there for you.

MR. SAW: If 2.5 — if 2.5 EVS gets int-(laughter) introduced for 5G — if 2.5 gets

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introduced for 5G, will this impact the new T-Mobile 5G competitiveness? Absolutely. Right? Sprint brings a lot to the merger, and — and the most important asset we bring is our 2.5 gigahertz spectrum.

MR. CLAURE: And our people.

MR. SAW: And — and — and also people —

MR. CLAURE: And our people.

MR. SAW: — that — that work on 2.5. So that — that is probably one of our most (laughter) —

MR. CLAURE: I’m just saying.

MR. SAW: — most important contribution. That’s one of our most important contribution to the merger is — is our 2.5 spectrum, the knowledge, the technology that we have developed.

And — and again just to — to act on Neville’s point, this is a once-in-a-lifetime opportunity where you can put assets together that are so complementary. Now is the time to do it. If we wait for one more year, we would have wasted a lot of synergy building our own network. Right?

While Neville works on one piece of the puzzle, I have the other piece of the puzzle. You put the two together, it’s going to be a network

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that nobody has ever seen before. Tremendous capacity, coverage everywhere, not just, you know, little hotspots like what the other guys are doing.

So I — I’m — I’m really excited. And 2.5 is going to play a big role in terms of the capacity for Sprint, as well as capacity for a new company. (Applause.)

MR. CLAURE: Great.

MR. LEGERE: Yeah. All right. (Applause.)

And so — so there’s — there’s a number of questions here. I’ll just comment quickly because it seems to be some interest in this.

There’s a number of questions asking were T-Mobile employees invited to this call? What do T-Mobile employees think about this? Et cetera. And I — I would have to tell you, you know, the T-Mobile employees are obviously very proud and excited.

And there’s pieces of the announcement that probably allow them to feel more comfort, you know, in that when your CEO is named and the company is called T-Mobile, et cetera. But they’re excited about what’s happening. But they’re also uncertain.

Truly, right now, the same thing is

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happening in both places. By the way, we’re having a town hall in Seattle. That’s immediate anxiety in Bellevue. Right? So it’s the same question.

Until we can clearly articulate exactly what this means for every individual person, there will be uncertainty. Everybody — hopefully you now as well — can see the power of what’s going on, and many, many — hopefully all — want to be part of it.

But you have to map that. This is basic hierarchy of needs. Self-actualization is difficult until you give them food and water. People want to know they’re in. And that’s a big deal. It’s the same for T-Mobile employees, but our team is very excited about this possibility as well. All right. Quick couple more —

MR. CLAURE: There’s another one that this — has played a few times. And that is when is the soonest that we think —

MR. LEGERE: Yeah.

MR. CLAURE: — we might see the companies operate or call it day one?

MR. LEGERE: See, it’s — this is clearly one of those items where I’m — I’m not going to tell you my prediction because the prediction of

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when the companies can be one is a prediction about an outcome to authorities that we have no right to predict their time or their answer. And I’ve been very, very consistent about that.

Now, there’s several things, though. We have said all along that we expect the deal to close in the first half of the year. However, you’re going to see things that, you know, if you have questions, I want to make sure that you can understand them.

But the most important item is when do we have to be ready? Right? So it’s October, and we need to be doing work this week and this month to prepare for February or March as possibilities. And so we have timelines that are in that zone. As we get closer, there’ll be getting more — probability will go up, timing will be more clear. But we’re sitting in rooms yesterday and today with business needs that we’re working on this week.

And certainly the long poles in the tent like network, they’ve been working forever. We are getting to the point we have to respect — something, when we say, hey, and starting this afternoon, you know, we — we — we have to — or

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right now — sorry — we’re competing as usual.

By the way that makes sense when you think about what happens to day-to-day in the marketplace. But we’ve got IT organizations that are going to need to start investing in people and capabilities for things that are required for Newco. And how do you do that? How do you balance that? How do you give what priority? How do we as the transaction fund or think about that?

So these are very delicate things. But we need to be thinking about a transaction that could be done in the first quarter and should be done by the second quarter. And trust me, October to then is really close. So I think that’s the best way to think about it. Anything you want to add to that, Mike?

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MR. SIEVERT: No. The only thing I’d add is that it will probably be — there will probably be some interval of time after the close where for some of us life doesn’t change that much. We have this concept in the integration plan called day one, which we conceive of as being 60 to 90 days later, when a lot of the stuff starts to be different. You know, because you become one company; there’s some work left to do. What it feels like to work in retail or Care or enterprise, some of the other places, it will take a few more weeks for us to get ready to — to put new capabilities in everybody’s hands. So that’s another concept.

MR. CLAURE: Why don’t we take one more from the audience? Or two?

SPEAKER: Hi. My name is Bridget, and I lead the awesome telesales team. I don’t know if we have anybody from telesales. (Applause.) Yeah. Go telesales.

My question is about the customer experience — the employee experience. What do we expect to see? We’ve talked about the excitement around the network. We talked around the excitement — oh, thank you.

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SPEAKER: You’re welcome.

SPEAKER: Thank you very much. (Laughter.)

Are you getting undressed and giving away clothes? (Laughter.)

Thank you.

But, I mean, as — as you know, telesales — we have a lot of employees in telesales, and we would love to know what does that employee experience going to look like when we’re part of a new T-Mobile? We’ve talked about marketing, we’ve talked about the 5G network, we’ve talked about how excited we should be that we’re going to have jobs for everybody and so forth. What does that employee experience look like?

MR. SIEVERT: Do you have ideas about that? In other words, things that people would be hungry for right away?

SPEAKER: I do. (Laughter and applause.) I do, but I would like to hear what you guys have to say first.

MR. SIEVERT: Good.

MR. LEGERE: Go ahead, Mike.

MR. SIEVERT: Yeah. No, I — this is — the reason I asked is it’s one of the top things

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we — you know, the two management teams, as Michel mentioned, we — we just spent a day and half together. It’s one of the top things we’re starting to talk about because we’re — we’re well aware — as you heard in John’s comments, we’re well aware that, not only do we need to put actions behind all these words, you know, between now and close, but we’re going to need to demonstrate to all of our teams right away what it’s like to work in a company that’s not the old T-Mobile; it’s not the old Sprint; it’s something new. And it’s something with incredible aspirations and something everybody should be excited to be a part of.

So there’s got to be things that happen right away to start to reinforce that. But we haven’t made those decisions yet. I just want you to know it’s very high on the radar. I mean, this is something that if you’re leading — what we’ll be — if you think about it, when we come together, we will have, like, 200,000 people, you know, to think about. And it’s — it’s a big company. It’s a — it’s a scrappy, hungry, fighting company that still looks up at the big guys. But it’s also a big company —

MR. CLAURE: So she’s —

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MR. SIEVERT: — and we have to think about —

MR. CLAURE: She’s being too humble.

MR. SIEVERT: Right.

MR. CLAURE: I will tell you that if you — if we’re honest with ourselves, we’ve gone through a lot of cost-cutting and we’ve sometimes damaged employees’ experience. And one thing that we’ve done in this relationship — we’re being very honest with each other.

T-Mobile is widely recognized as one of the best places to work, and we hope that this is only going to get better. So I’m sure the Sprint employees are going to enjoy a better experience than what we’ve been able to provide them today. And that is the honest answer. Okay? (Applause.)

SPEAKER: Thank you.

MR. CLAURE: All right. Right on time. This usually doesn’t happen this way. (Laughter.)

So first things — I want to thank the T-Mobile team for coming and visiting us. We’ll ask them to stand up and give them a warm welcome. (Applause.) Yeah.

I think there was a message that really got to me, and that just shows who we are. And it

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says, “John, we believe already and are thrilled to finally have the legs to run.”

And I will leave you with that message. I want to thank you again for all your efforts, for everything you do every day at Sprint. You’ve been amazing to work with. I want to say I’m sorry for the crazy times we’ve taken you. I realize we all got families and also that it’s very difficult. But I can assure you that this new company — that hopefully we’re going to get it approved — we’re going to get back to growth and that is something that we all want to be proud of.

So, again, thank you so much for everything you do. (Applause.)

SPEAKER: All right.

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Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) has filed a registration statement on Form S-4, which contains a preliminary joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a preliminary prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the U.S. Securities and Exchange Commission (the “SEC”). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. When final, a definitive copy of the joint consent solicitation statement/prospectus will be sent to T-Mobile and Sprint stockholders. Investors and security holders may obtain these documents free of charge from the SEC’s website or from T-Mobile or Sprint. The documents filed by T-Mobile may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov, or from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210. The documents filed by Sprint may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov, or from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

Participants in the Solicitation

T-Mobile and Sprint and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of consents in respect of the proposed transaction. Information about T-Mobile’s directors and executive officers is available in T-Mobile’s proxy statement dated April 26, 2018, for its 2018 Annual Meeting of Stockholders. Information about Sprint’s directors and executive officers is available in Sprint’s proxy statement dated June 26, 2018, for its 2018 Annual Meeting of Stockholders, and in Sprint’s subsequent Current Report on Form 8-K filed with the SEC on July 2, 2018. Other information regarding the participants in the consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint consent solicitation statement/prospectus and other relevant materials filed with the SEC regarding the transaction when they become available. Investors should read the joint consent solicitation statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from T-Mobile or Sprint as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in the Form S-4, as well as in Sprint’s Annual Report on Form 10-K for the fiscal year ended March 31, 2017 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “MD&A – Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.sprint.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. Sprint assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.